YIT CMD 2017

Conference Title:	YIT CMD 2017, Kari Kauniskangas, CEO

Date:	28 September 2017

Kari Kauniskangas: Good Morning, ladies and gentlemen.  Welcome on my behalf to Haltia.  As you know, YIT is at the moment in the merger process with Lemminkäinen, that therefore we are not disclosing today any new strategies, update to all those strategies or strategic financial targets.  Today, our presentation will focus on current topics and proceedings since last autumn.  We will open also the ideology behind the Partnership Properties and update the status of merger with Lemminkäinen.  In my presentation, the key message is that business in Finland and CEE, meaning both segments in housing Finland and CEE and Business Premises and Infra, is proceeding very well at the moment and the outlook is positive.

In Russia, the bottom of the cycle seems to be behind in GDP point of view but only slow improvement in the market from our point of view is expected.  This Partnership Properties, in our point of view, is extremely important tool to support the growth in the coming years.  And then, the integration planning of the merger with Lemminkäinen is proceeding as we announced in the middle of June.  Then some recap on what we have done since last Capital Markets Day, autumn a year ago.  I will come more accurate through how we are improving the business mix in coming slides as well as the idea of how we are looking for the decreasing construction costs.

In customer point of view, we have had already few years WOW programme looking for continuously improving customer experience, how we can surprise positively our clients in every touch point when we meet them.  Also in spring, the long-term incentive plan, we have two targets for management, and the second or the other one is connected directly to customer feedback, net promoter score of YIT.  From growth point of view, we announced a year ago that the growth engine of YIT will be urban development involving partners.  In that area, we have take several steps during the year.  We established our internal urban development unit to develop those mega projects worth more than €100 million each.  We have a nice backlog of potential new projects under development.  Juha Kostiainen will tell more on those.  We established Regenero joint venture with one of our partners.  We have strengthened our resources in Helsinki area in CEE countries in plot acquisitions and development activities.

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We have also established three development programmes.  I have today showed introduction on what we are doing under those topics.  And big projects including Tripla are proceeding quite well.  We still have record high backlog of orders and outlook is good.

Capital efficiency actions I will go through in coming slides.  If you look at the picture, how we are optimising and improving the business mix of YIT, which is driving also the improvement in our profitability, the main means are that we have more consumer start-ups and more consumer sales, less bundle sales deals, less discounts and in Business Premise and Infra continuously more and more projects with longer value chain where we can utilise the skills that we have at YIT widely.  As you can see from the graphics, the amount of consumer projects under construction has been continuously growing.  The share of sales to consumers is growing.  In spring, in Finland and CEE, the growth in sales compared to previous year was almost 40%.  And then if you looked at revenue mix of the whole group, a year ago, Business Premise and Infra took a big leap in revenue and also in profitability.  This year, the Housing Finland and CEE segment has started to grow or the growth has been more stronger than during the last few years, and especially the growth is not connected to capital release actions like selling plots or making bundle deals but selling real apartments to real clients with no discounts.

Performance leap is one of the development programmes that we established a year ago or last autumn.  The target is to reach 15% cost savings in self developed projects and at least 10% improvement in competitiveness in tender based businesses.  And the target that is actually quite challenging.  Within three years, make this kind of leap in the area where at least in YIT we have tried to be better and better and more cost-efficient already more than 100 years.  The means how we are targeting to reach the target differs in housing and in other businesses, but this picture somehow tells the story that to reach that kind of saving, it’s not only details there and there but it’s renewing the whole process starting from the product that we are selling, it should be continuously better and better more close to the current expectations of clients; how we analyse the market, how we utilise the data, for that just an example.  Then there is less need to give discounts, less tailor-made alterations work, more process kind of works, faster sales and we can benefit also from the faster construction speed.  Also, how we can increase the amount of use prefabricated modules in the production and transfer of work from site to factories.  And as Hanna told, you can visit in bathroom module which is the next step from the Smartti product which we launched a year-and-a-half ago.

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Building information modelling and management is one quite important area.  YIT was one of those companies 1990’s who developed the IFC standard, how the data is transferred from system to the other.  During those years, we made even dissertations on how they should change the world.  Actually it’s 20 years ago and now we are close the situation that technology really gives an opportunity to take all the benefits on these softwares.  But the important thing is its not only software but what is the role of YIT in the whole process.  And we can take the role at the moment especially in self-developed projects to having our own model libraries connected to our sourcing and previously agreed prefabricated modules and so on.  And finally when the process goes on, when we get the 3D or 5D model, it’s compatible to our calculation systems.  And finally when the model is in construction sites, we can also utilize that in that area.  Also, in sight we have a lot of opportunities at the moment to improve the efficiency there to automatise or digitalise several steps that we have and what we do at the moment in manual way in our sites.

As I said, backlog of orders is on a very high level.  The big projects are proceeding quite well.  You can see some of the big projects in this area.  During the last 12 months, we have started several new big areas like Ranta-Tampella, in Bratislava this Nuppu area you saw a year ago, in Prague, Suomi Hloubetin area, all having more than 1,000 apartments.  We have won several big tender-based works with target margins and overall we have been very successful during last 12 months in getting tenants into our self-developed projects.

Then the area of capital efficiency, we have taken in all these three areas several steps as we planned a year ago.  In plot ownership, in Finland I think the efficiency is already quite good.  You have seen the structure of our plot portfolio in our interim reports and it’s – the structure is already quite nice.  We have used all those tools that is mentioned there.  We have also increased the amount of partnerships in development process especially and also we have gone in deeper partnerships in procurement sites.

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In Russia, we have a tough target to reduce RUB 6 billion of capital employed compared to what we had in Russia in summer a year ago.  And the target date is by the end of next year.  In Russia, we have taken a lot of steps.  Unfortunately, the results are not as good as we expected.  But it’s quite accurately – the difference compared to our internal target is quite accurately explained by the sales which has been clearly less this year that we expected.  At the same time the sales – the apartments will be sold anyway by the end of next year.  So, the target is unchanged, we are doing that in a way or another; and the housing sales is the main factor for capital release.  I will go more deeply through the capital release actions in Russia a bit later.

Then if you look, the businesses, how we have proceeded into certain areas; Esa will have in his presentation more accurate financial figures, also some new figures which you have not seen earlier.  But I will tell in my presentations the steps that we have made during the year to improve our competitiveness to develop new services for future.  If you look at the market outlook, actually in all eight countries that we are present, the figures are positive.  Especially in Finland and CEE countries including Baltics, Czech Republic, Slovenia and Poland, we can’t blame that the market somehow is worse.  Actually it is very good.  In Russia, even the GDP seems to be again on a positive side.  We have to say that the colour is yellow because the consumer purchasing power from our point of view is still on a weak level.  The demand for apartments is expected to improve only very slowly.  And actually in certain cities there is quite a high supply, which keeps the prices stable or even at the moment in declining trend for a while.

Then Housing Finland and CEE.  If I somehow describe the Finnish housing market, the good consumer confidence can be seen in several ways.  People are ready to buy apartments already at the beginning of the project.  They made reservations in pre-marketing phase.  In our start-ups during this year, we have had on average or, let’s say, the range has been 30-80 % in pre-reservations; and that’s actually quite high level if I compare what we have had during last three to four years.  In market overall, this year it’s expected that there will be even 40,000 start-ups of apartments for different kind of clients group during the year in Finland.  Where are the production?  If I look at our markets, the locations where we have our plots, actually in those areas the amount of production looks to be around on the same level than it has been already a year or two; but it looks like in outer skirts of city areas, also in smaller cities, the amount of construction of new apartments has increased.  It’s usually economy-class production and, from our point of view, the competition is quite normal.  I would say that the market is healthy, that the supply and the demand is in a good balance.  Also, we are targeting continuously to sell more and more apartments to consumers to their own use and reduce the amount of sales to investors. The sales to investors will not be zero.  So, due to the reasons that we have, areas where we have a lot of benefits that we can keep the production ongoing in certain speed, we can balance the speed with sales too, or selling the total projects to investors.

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In CEE, the market in Prague, Bratislava have been quite good already for a while, in Warsaw as well.  During this spring and summer demand has improved also in Vilnius and Riga.  The prices are on a quite healthy level; the demand is stable, that the supply in those cities is in balance.  So, at the moment, from our point of view, the markets are quite healthy.  And from these figures, you can see that the amount of consumer sales is steadily increasing as well as the start-ups which is then telling the story how we see the future and what are the expectations for the next year from point of view of revenue and operating profit development.

In Q3, the sales in Finland has continued on a good level.  The current estimate is that we will sell for consumers more than 450 units, which is clearly more, 50% more than a year ago at the same time.  In CEE counties, the sales has continued also on a good level being more than 200 units, more than a year ago at the same time.

Then some slides concerning what we have developed, how we are developing the business, which are the key areas for our teams and people.  This customer experience and quality has been very important topic for us already for years.  I’m quite proud on the NPS figures and faultlessness figures that we have at YIT.  I know that based on the statistics that I have seen that these figures are on a quite high level compared to the sector average and even closest competitors; and that’s extremely important brand factor.  As I said, NPS is also one of the management remuneration criteria.  The other one is return on investment.  So, it tells how important topic this is for us.  Second, development programme that we established a year ago is Living services.  The target is to make our apartments, our product more competitive, differentiate ourselves in this market and also create a new potential businesses for YIT.  We have three key areas in Finnish and CEE operations which we are developing.  Digital customer journey; the legislation in Finland is developing so that within few years it should be possible to make even contracts, housing sales in digital-based.  So, we are on a road towards that target.  We would like to lead the development, provide the best customer experience and also the importance of digital channels is continuously improving compared to other potential channels how we market ourselves and how we find the clients.

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We believe that people are not anymore owning just a flat or an apartment but they are continuously considering for more and more convenient life, which means in addition to walls and roof they consider how the services are organised.  In the close vicinity, are there schools, kindergartens, shopping centres, how the public transportation connections are organised and so on, but also when the services in digital area is continuously improving, how those services can be bring to home.  And we have noticed that someone has to take the role in developing also the, how to say, facilities, how to make e-commerce easier, how to get food to home easier and so on.  And when we are developing services, we are developing platforms for our clients where we enable the third parties to provide their services to our clients as easily as possible, as Apple has done in their app store where a lot of potential players can provide their services.

And then, from business point of view, the most important area, if you consider new businesses, is this living as a service.  We also believe that in long run people are not anymore so interested to own fully the apartments but there will be different kind of models between the ownership and rental apartments, and we are piloting different kind of ways in that area.  Just an example, you can consider how many of you would like to own a parking place worth more than your car and so on.  First pilots have done, in Finnish it’s ‘osto-oikeusasunto’, in English it’s something like ‘buy right apartment’ where you can first be as a client paying rental payments monthly and if you like the apartment you can then buy it later with the fixed price and so on.  So, this is the way how we are developing the business in living services area.  A few weeks ago, or actually two weeks ago exactly, we also announced this living design philosophy.  As I said, it’s an ideology that people are not anymore looking for only walls and roofs but the functionality, the convenient life and how we bring the facilities on a current level, how we bring those modules prefabricated modules into apartments, how accurately we have designed those.  You can visit on the bathroom module outside the building and see what is the next step from the Smartti product.  It’s a comprehensive approach and one way to bring our elements developed in living services into living and customer service.

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Then in Housing Russia, as I said, at the beginning of this year we saw remarkable drop in our sales; almost 40% sales was disappeared in one month from the middle of December to the middle of January and the sales stayed on that level during the whole spring.  Of course, we were a bit worried what we have done wrong ourselves.  Luckily also the sales in our competitors’  offices were lower, and then we start to look at the reasons from outside also.  Two reasons noticed; government mortgage subsidy programme was ended at the end of last year, and actually they announced that the reason is market interest rate will come down during this year; and that, secondly, Ruble exchange rate strengthened in December, and a lot of our clients have quite a big deposits in their bank accounts in currencies; and people were waiting for devaluation, keeping their money in bank account, waiting also the decline in interest rate.  As you know, today interest rate is 8.5%.  So, it has really come down.  The Ruble devaluated in June back to 70 against Euro.  And we saw an improvement in our demand in July.  At the moment, we are forecasting that the sales in Q3 will be over 700 units.  It’s more than it has been in Q1 and Q2 but it is still clearly lower level than it was a year ago at the same time.  So, the improvement, a small improvement has happened but not in all cities, the improvement is mainly from our point of view happened in Moscow region.  But in St Petersburg especially where we have big part of our apartments and where the apartments are also more expensive, the demand has stayed still on a low level due to over-supply situation.

But it is good anyway that the GDP is developing positively, car sales is on a positive side, retail sales is, again, developing positively. So, I believe in a day or another, there will be an improvement also in our sales.  But of course, we are not only waiting, we are taking several steps to improve our situation in Russia.  We have two key targets at the moment; to reduce the RUB6 billion by the end of next year compared to the summer year ago.  It will come mainly through the selling the apartments in certain projects especially in St.  Petersburg.  We have also decided to reduce the amount of plot reserves in certain cities; and St.  Petersburg again is the main source for that.  We have lowered production volumes.  The plot acquisitions have been on a very low level only to ensure that we have in all units an opportunity to have production to keep the engine ongoing, to have an opportunity to make positive profit and positive cash flow.  But I have to say that due to several reasons that the programme that we have it’s delayed but it’s on going; the target date is still relevant and the target is still relevant.  And secondly, to boost the profitability improvement, at the moment in Q2, the (adjusted) profitability was around 2%.  It’s of course clearly on a too low level and lot of steps to be taken to improve the performance there.

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In Performance leap, or under performance leap programme we are having lots of steps, how to reduce the construction cost, how to change the product.  Of course, you can’t have a big impact to the projects, which already are ongoing.  So, the impact is continuously coming in new projects.  In new start-ups already since 2015, the product has adjusted, closer, cheaper, closer to clients’ current expectations, the absolute values are cheaper and so on.  In service business, we have take several steps and we are growing quite rapidly.  We have our head of the service unit here, showing how the business is done there.  You can ask the details, look how that the YIT plus and how the digital channel is working.  And also we are adjusting continuously and centralising our operations so that we can – we are looking for more efficient way to operate in those cities.

We are taking ourself steps to improve the EBIT in that segment.  Then if you look at the capital release, the target, RUB6 billion, around €100 million, within two years by end of next year.  In the graphics, you can see the distribution of capital that we have in Russia.  Actually, from those €400 million almost half is located in five plots; 5% in one plot in Moscow region and in four big plots and areas in St Petersburg area.  We have discussion on Gorelovo.  Also this year, we have sold in that area several plots actually with the value which is above the balance-sheet price, but the speed is unfortunately quite slow.

The positive is – positive thing is that there are several companies who are now investing in Russia.  So, actually, at the moment, I see more demand for industrial premises and plots to date than during the last six to seven years.

In Novo-Orlovsky, we have a huge plot and we have decided to sell a bit more than half from that plot.  We have actually got even an offer which is quite good in terms of the value compared to our balance sheet value, but the payments terms are so weak that we have decided not to accept the proposal.  We are more like looking for a solution where we really can get money in more faster.

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And if you look then the Smolny project in a central location in St Petersburg, the construction will be completed within a few months.  And then it’s only a question on sales.  The profitability of the project is reasonable.  It’s an elite-class project in the very near of the city centre.  And for sure, the target to sell all the apartments by end of next year is quite realistic.

So, if you look at this picture, you can notice that by selling the apartments from Smolny, Inkeri and Novo-Orlovsky project, we can release 60-80% of the capital promised.  And then by selling part of plots in Novo-Orlovsky and actually in some smaller areas, we are releasing the rest from €20 to € 40 million.  So, the target from this point of view looks quite realistic.

Just an example, if the sales at the beginning of this year would have been on the same level than a year ago, we would be on a halfway with the target.  But this is the area that we have a lot to do by the end of next year.

Then this YIT service, by 37,000 clients, which we are serving at the moment, it’s already making almost €20 million revenue per year.  This basic maintenance service, it’s actually regulated business, which means that the opportunities to make profit in that area is limited.  It’s positive but it’s on a low level.  But what is even more important is that we actually create the platform.  We have people on site.  We have 24/7 client service.  We have security personnel.  We send a monthly bill to our clients and we have easy payment way or way to pay the monthly fees.

And then the question is how we can utilise this platform for food deliveries to bring bigger products directly to home, e-post, to make some small fixing works in apartments, extra sales in apartments, providing cooling systems, washing the windows and so on.  And the main target is that we increase the amount of those extra services, which can be actually quite profitable from our point of view.  So, when we can utilise the platform we have created due to this regulated business, we can also improve the profitability opportunities of this business quite well.  And actually, this is not tying capital at all.  We have decided also to take projects done by someone else close to our projects and areas into our maintenance and increase the amount of potential clients through that way as well.

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A year-and-a-half ago, we launched the Smartti product in Finland, small functional apartments in Finnish market.  The demand of those apartments has been very well during the last year.  We have sold, I think, more than 500 units of those already.  And many of you and your colleagues have been asking how we are moving the Smartti ideology to other countries.

In Russia, the name Smart has been already used for, how to say, cheap and bad apartments somehow by our competitors.  And we had to consider how to change – how to take the ideas of the Smartti building, good functionality, easy, convenient life in the Russian environment.  And this is how it looks like.  We have an apartment where we – which have been designed so that you can design it differently.  Actually, if you have, at the moment, no children and after two years two children, you can add the number of bedrooms.  You have windows so that it’s possible to add those.

In Russia, to make these kind of changes in apartments is not actually, from administration point of view, very easy.  You need all the permits and so on.  We have taken also the administrative work done, or we are doing that ourselves, which helps the client to get the product quite easy way.  And our YIT service is the service provider from our client’s point of view in this area.

Then in Business Premises and Infra, backlog of orders are on record high level.  Tripla, of course, represents a major part.  We have put a lot of effort to increase the amount of self-developed projects and long value chain projects.  And as you can see from the graphics, the success in renting premises has been quite good.  And it’s not only explained by good sales in the Mall of Tripla but we have also other projects.

In revenue split, you can see that the price-based competition, competition-based tender and tender-based construction, it’s around on the same level year-by-year, and the growth in this business has gone through the self-developed projects.  In Tripla, in – and also in PPP projects, design-and-build kind of projects.

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Then if you look at the market overall in Business Premises and Infra, it’s on a very good level.  The resources are in full use.  Backlogs are on a high level and so on.  So, the market is quite good.

During the year, there have been quite a lot of discussions on the problems in big Finnish public projects, how they keep the schedules, how they keep the budgets and so on.  One important – or one way to solve those problems is – or in discussion, has been that in alliance projects, you can solve those problems.

Actually, the experience from those alliance projects are quite good, that’s true.  But at the same time, we have noticed that it also takes quite a lot of resources.  It’s not suitable for very small projects as such.  In bigger projects, it’s a very good way to select the best team, to select the right attitude and mindset of the whole project team.  Someone could say that from courthouse to cooperation.  But actually, you can bring the ideas of alliance projects, although there are other ways to make tenders.  And we are, for sure, supporting this kind of development, how you can leverage the best ideas from big alliance projects also in smaller projects.

Tripla, proceeding very well.  We have already leased more than 50% of the premises and the outlook is quite good.  The construction works are ahead of schedule.  During this month, we have started also the construction of this hotel, second biggest in Helsinki.  By end of this year, we will start first the presales and later the construction of residential buildings in that project.  And during the winter, also the construction of office buildings when the old Pasila station has been demolished.  We are looking for the first big anchor tenants for the office premises; and hopefully we are able to announce the first clients by end of this year.

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Third development programme of YIT is Renovation services.  In that business, we have four areas where we are developing our businesses looking for growth and opportunities to grow.  We have been discussing that renovation business overall is actually already a bigger business than new construction and it’s continuously growing.  The total volume is around €12 billion, but almost €7 or almost €8 billion of that is in the markets, which are not relevant from YIT’s point of view.

So, the renovation market from YIT’s point of view is around €4 billion.  Last year, our revenue was around €110 million; so, you can notice that we have a lot of opportunities to grow.  With this revenue, we were third or fourth in terms of revenue in this business overall.

Juha Kostiainen will later today tell you about the urban area development and the renovation services in existing areas.  We have several potential projects ongoing like in Siltamäki which is public, Kaukovainio in Oulu and so on.  In property development area, we have – proceeding quite well.  We have a great project, for instance, in Otaniemi and several new projects in the pipeline under negotiation.  In housing company renovation, which is actually a surprisingly big business in – already at the moment and in coming years, we have developed the concept, we have won the first few projects, the bigger ones.  But, of course, in this area, to reach the right level of growth and opportunity, we have to look also outside what kind of opportunities there are to improve and strengthen our resources in that area.

Then the merger with Lemminkäinen.  As you know, we are still competitors.  We are in a phase of planning the merger.  The information change is still limited according to the legislation.  So, in fact, I have quite a few things to tell which you don’t know already.  But for those who have not been familiar with the case, I shortly go through the background.

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A year ago, we showed this slide which explains the strategies to grow in two areas in housing, in business premises, and infra in a balanced way and the growth engine of the YIT will be urban development.  And to reach the targets we set, to grow, improve the operating profit, to get stronger balance sheet, to get financially and geographically more stable structure, we have to consider how we can boost the development.  We considered several options and noticed that with the help of this structural arrangement, the execution of the strategy can be boosted.

And by this merger, we have significant strengths and business areas that complement each other.  We will get more skilled labour to improve the business mix again.  And the way how it’s done will also strengthen the balance sheet of YIT.

We really create a strong platform for growth, balanced business portfolio, a lot of opportunities in different kind of market environments.  We have noticed quite a big synergies, €40 million annually.  And I strongly believe that by combining the references, the good ways how we’re operating and then sharing the best practices around the company, we are also able to improve the competitiveness of the whole company.

Our financial position will strongly be improved.  The gearing will come down from 100 – more than 100, below 70%, 60% level, and the risk profile of YIT will be clearly different than it is at the moment.  Overall, I believe that this is for our owners’ really good investment case.  We are able to grow, we are able to improve the profitability and operating profit of the combined company very strongly.

I think this slide and the graphics very well shows the big picture of what we are looking for, what opportunities we have, which will be the directions of new company.  Finland will still be the biggest country with 70% revenue.  Housing and infra are around as big businesses.  And now, infra is so big that it really has an importance when we need capital, cash flow in big times, growth times in housing.  And then when the market again is in bottom, we need also strong import – strong player to make profit.  And in this area infra is very much complementing the housing business.  And also business premises having almost €1 billion revenue is an important area.

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Now at YIT, we have more than 70% of the revenue coming from self-developed businesses.  In combined company, it’s less than 50.  And there, we have clear opportunity to improve the turnover of our plot portfolio and still keeping the risk profile on a lower level.

And the last here shows that one-third of the revenue of this new company is coming from the businesses which are not connected to new construction, which we believe that in developed countries, like Finland, are in the long run step by step declining and that the construction works on more and more going to this area.  Paving, road maintenance, renovation, building maintenance and living services are good example along those businesses which are trending up or at least stable even in the recession times.

And then the contracting part, we are focusing to projects where we can utilise the wider skills that we have at YIT, getting higher profits only in pure price-based business.  Synergy potential, €40 million to be reached within three years.  Now we have had an opportunity to go deeper and deeper to the areas, functions, opportunities.  Last week, after the extraordinary general meetings, we started also the planning of business streams.  So, it really looks that this synergy potential of €40 million, it’s very relevant.  And actually, we have noticed also new areas where we can find synergies which we were not calculating to this target when it was set in summer.  And I also believe that we are able to reach the synergies faster than was originally expected within two years by end of ‘19.  But at the moment, when we don’t have still exact figures, so far, the original target both in terms of revenue, that the savings and the schedule is repeated.  The cost of those annual savings is around, as big, €40 million.  Also that estimation seems quite relevant at the moment, the costs mainly to be paid next year, partly this year and 2019.

And then how these two companies are matching each other?  I think perfectly.  As I said, our growth engine is urban development, and that will be also the growth engine of new company.  Lemminkäinen is bringing stable stabilising business and resources, YIT it is bringing this growth engine, as well resources, and the new business model, including this Partnership Properties.  We believe on urbanisation, we believe on cities growing but not anymore expanding as much as earlier, but more like increasing the densities.  And the amount of those complex projects in city centres are increasing.  In those projects, we need more and more infra, housing and business premises skills combined.  And especially we need skills and capability to finance those projects to establish the financing before we can start the projects.  And I think in that area we have very good strengths.  During last four years we have been able to develop 500,000 to 600,000 square metres of self-developed project annually per year.  That’s a huge figure, and I really strongly believe that when the combine the skills and the resources from Lemminkäinen to YIT, we are even better with bigger opportunity to make those projects.  And that will be the driving force in our growth and profitability improvement.

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Also, before publishing the deal, some strategic target was agreed positive cash flow after dividend, 40% equity ratio, healthy balance sheet overall.  We have lot of opportunities to improve the operating profit.  The starting point is that the revenue is €3.4 billion and the EBIT in IFRS figures last year was €60 million, 2% of the revenue.  So, you can imagine that there is a huge potential to improve the situation overall.  From business point of view, the return on capital employed target is still the same, 15%.  But due to the way how this merger is done, absorption merger, there will be some goodwill in the balance sheet and in the group level return on the capital employed target is 12.

Today, we will get an announcement from Finnish Competition Authorities how much time they will take to make their decision.

Speaker: Kari, it’s out already.

Kari Kauniskangas: Okay.  So, then I’m going to say that they will use the whole four months which is based on the Finnish legislation; and that leads the situation, that probability that the merger is happening earliest 1st January is quite high.

We are proceeding quite well in preparation.  We have functions, streams working already, two months, business streams ongoing.  We have few steps to set the organisation, set the key personnel, develop the leadership model, evaluate the synergies and go deeper to the details.  And preparations are proceeding quite well.  Already at the moment we have around 150 people doing this preparation work.

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And then last two slides, how we are putting our vision into action.  A year ago, we introduced the new vision of YIT: More life in sustainable cities.  The growth coming through urban development, involving partners, the strengths that we have result oriented project executor develops still.  And I think we are very much proceeding in this track.

You can see that our vision, our strategy leads us to look for growth, for improving operating profit, improving continuously the profitability.  And to reach that target in long run, we have to increase the amount of ideas having wider portfolio of development projects.  During last year, we have established group urban development unit, we are establishing a plot factory in plot development in unit level.  We have more ideas now on the table.  We have 5.4 million square meters of building rights in our balance sheet.  And now, to improve the turnover of that portfolio, that’s the key target.  Secondly, when we have those ideas, when we have those opportunities, we will have more projects.  And then the next step is where to get the resources.

Now, by combining our skills with Lemminkäinen, we get more resources.  Of course, they have also full load of work, but in the long run we are targeting to improve the business mix again.  We have, in combined company, clearly better risk tolerance and opportunity to make the deals.  We are establishing this Partnership Properties business model which helps us also to increase the investment capacity.  And also to create the business which brings us more stable cash flow in the future based on renovation services, residential services, data as an asset.  And finally, we are looking for a long-term customerships and growing operating profit.

So, I think, we are proceeding very well according to our vision, our strategy.  The business is doing very well in Finland and CEE outlook is bright.  Also in Russia, the drop of the market has stopped from macro point of view versus behind, but the improvement is expected to be on a slow level.

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Preparation of merger is proceeding as planned and I strongly believe that we are creating a great company with wider shoulders, strong team of professionals and spirit of continuously improving operating profit.  And finally, the Partnership Properties, this operational model will really have a remarkable impact on our capability to create new mega projects, big projects.  And Esa will tell more on that.  Thank you.  Now, if you have any questions, you can have an opportunity.

Ari Järvinen: Ari Järvinen, Danske. So, I have few questions starting with the CEE sales.  This could be a short-term thing.  The indications are quite positive on those countries, permits are up but your sales is stalling a bit like only 200 units to be sold and the Q2 sales were not that strong either.  Do you have some specific issues there delays what’s the happening there?

Kari Kauniskangas: I think the sales is still quite good.  This estimation has been done based on the sales information last Monday, and usually the last week can be quite good.  So, let’s see.  It’s better not to be too optimistic, better to be on the safe side.  So, these forecasts are, as I said, on the safe side on my point of view.  The outlook anyway is quite good.

Ari Järvinen: Okay, that’s what I figured also.  But then Russia, basically, the interest rates are coming down quite sharply, the banks are giving much, much lower lending rates there.  And, of course, the consumer is cautious, their real income is weak.  But is there some difference that Moscow region seems to be a little bit better but the St Petersburg seems to be really weak, if you just read the newsletters.  And your price points in St Petersburg also is a big higher.  Is this like – is there some reason that Moscow is better, and what’s your position there?  The competition must be pretty tight.

Kari Kauniskangas: In St Petersburg, the biggest challenge is that there are record-high production volumes, for some reason, ongoing.  The supply is clearly too high for the current environment, which keeps their price level stable or even declining in some areas.  And for some reason, in St Petersburg, really, the sales volumes, overall, are smaller at the moment than they have been in the past.

In Moscow area, Moscow region, the balance is better.  There is no this kind of oversupply situation, and then somehow the situation is especially in the oblast area, the region area has been improving during this year a bit.

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But I think it’s extremely important still to understand that during last three years, due to high inflation, no salary increase, is people have lost quite a big part of their purchasing power.  And before it comes back, it will take some time.  Actually it’s not coming back to the previous level, so the inflation was so high during the last few years.

Ari Järvinen: But now the inflation is down and the real rate is like about the same as it was like three years ago, so –

Kari Kauniskangas: That’s a positive thing and should support the development.

Ari Järvinen: But I mean the real rate for the mortgage rate it’s as high as about three years ago because the inflation is down so much.  So, the nominal rate is down but the real rates are pretty high.  So, it doesn’t really support the market that much.

Kari Kauniskangas: That’s true.  That’s true.

Ari Järvinen: Okay.  So, then, to Finland, you say that the market is normal at your locations, but has something changed in the country?  Because a few years ago it was estimated that we need about 30,000, 35,000 new homes, now the run rate is about 45 and the high rise production is going 34,000 units on the run rate, it has been 1,500 units on the average.  So, what has changed in Finland?  Do we really need so many new homes?

Kari Kauniskangas: That’s, of course, a good question, and every company makes their own decisions.  We have done our own decisions based on pre-marketing and a good reservation rate.  We believe on real demand.  I believe that people need apartments for their own use.  If there are any changes happening or fluctuation in demand, I think it’s more connected to demand of investors, and we are not so much dependent on that area.  But I think – or let’s say I can’t see that in the long run the overall production volumes could be on so high level than it’s at the moment.

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Ari Järvinen: Okay.  And then finally, we got the news that the Competition Authority is starting further proceedings on this merger.  Can you elaborate a little bit on why and is there a risk that they will pose some restrictions for the deal maybe?

Kari Kauniskangas: I think that was quite unexpected situation in summer.  When we prepared the application with them, we noticed that, for them, first of all, this is a very big deal, very important deal.  And also the market is quite big.  They have a lot to survey to ask from the market.  And as you know, they have also several other deals at the moment under examination.  So, they really have a full load in their work.  This is important and big merger.  I think it’s, from everyone’s point of view, important, that they use as much as time as they need to make a good survey on that topic.  And from my point of view, this was expectable already when we sent the application.

Ari Järvinen: Okay.  That’s all for me.  Thank you.

Anssi Kiviniemi: Thank you.  Anssi Kiviniemi from SEB.  Three questions from my side starting or continuing on Russia.  You highlighted that there has been some price pressure in St Petersburg.  What’s your view?  Will the market correct by demand or prices when you look at the situation one year, two years forward?

Kari Kauniskangas: First of all, I hope that the oversupply situation will be handled so that the overall production volumes are according to the demand.  And to reach at the balance, it may cause the situation that the prices are stable or even declining because no one has an opportunity to keep the completed apartments in their balance sheet for – to a long period.  Then at the same time, it’s good to remember that the prices in Russia, overall, have been stable now, I think four years already.  And if you looked at the history and if you looked at the inflation within that time, it’s already extremely a long period.

So, in my opinion, also taking into account that there will be changes in legislation during next year, which are, let’s say, improving the situation of reliable big financially strength companies that would lead the situation that the overall situation should improve, but the improvement will take time.  I’m not expecting any rapid improvements.

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Anssi Kiviniemi: Okay, thanks.  What are these new legislations?

Kari Kauniskangas: Maybe Teemu Helppolainen could explain more accurately.  But to be honest, I have read our internal legal analysis of the changes, and that was a long analysis.  So, there will be lot of changes.  Maybe it’s easier to discuss directly with Teemu and Teemu can tell you during the break.

Anssi Kiviniemi: Yes, we shall do that.  Then going to Performance Leap programme, you announced it one year back.  What are the most concrete measures you have already made in the programme and can we see already some kind of effect coming through the programme?

Kari Kauniskangas: Yes, I think, for instance, in Housing in Finland and CEE, the amount of prefabrication or prefabricated elements, it’s increased.  We have done partnership agreements with several players to go deeper in the volumes.  We have really started – we have created a plan how that circle is going and now we are on a way to develop our own model libraries and to set the new process overall.

We have several projects this year where we utilise now the Smartti 2.0 ideas and this – that model outside is a good example on those.  And, of course, when the volumes are growing, the partnerships are going deeper, the prices are coming down and, more work, continuously are moving from site to the factories.

In Business Premises and Infra area, we have put lot of effort to improve the utilisation of different kinds of cooperation models and how the projects are led, how they are managed, how the employer and construction company are working together, how we can avoid the rush on the site, how we can be more accurate in design to even better than earlier adjust the different layers on the site, each other, and so on.

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I think, in my opinion, also in that area, these models, how we operate, have improved and the impact can be seen in the control rate, for instance, on the project in Business Premises and Infra because we don’t have – it’s a similar project, it’s not so easy to compare how many percent better we are at the moment than earlier.  But at least we have been able to keep the volumes on a high level, be competitive in projects.  And the cost overruns have been on a very low level even the market is warming and there are lack of some materials like concrete and elements.

Anssi Kiviniemi: Then last quick one.  What are the synergies you originally missed in Lemminkäinen merger?

Kari Kauniskangas: Maybe not to go deeper, but, let’s say, synergies, how we can mix the skills that we have in both companies.  Maybe not to go deeper into those, but there are more synergies between the businesses in certain areas that we ourselves noticed beforehand.  And, of course, that €40 million was not included, the savings in financing cost, which is quite an important topic because the key ratios are improving so much.  And we have an opportunity to refinance €300 million of debt financing during the coming two years.

Sami Pakarinen: We continue on the same row.  Sami Pakarinen from Confederation of Finnish Construction Industries.  I was just wondering now when the consumer demand is picking up and we have been construction very much of those small apartments, has this any impact now on the average floor size?  Is it increasing also?

Kari Kauniskangas: That’s true that when we are selling more to consumers themselves, people are looking at the functionality even more accurately.  And from our point of view, it looks like the demand of, I would say, not the big apartments but bigger apartments than earlier is increasing, and it also, from our point of view, means that the average size of apartments is gradually increasing.

Sami Pakarinen: Yeah, thanks.

Speaker: Thank you.  Kari, here’s one.

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Jussi Koskinen: Jussi Koskinen.  And coming back to this 15% cost savings in slide six and this performance leap, there was already some answer to design and management and prefabrication but how about this ensuring competencies?  I guess, Reino Hanhinen talked about already 2003 about it.  I’m just wondering what’s new in that area.

Kari Kauniskangas: Sorry?

Jussi Koskinen: This ensuring competencies, what’s new in that area of performance leap in slide six?

Kari Kauniskangas: This one?

Jussi Koskinen: Yes, ensuring competencies.  If I’ve understood right, YIT has been –

Kari Kauniskangas: Yeah, here.  Yeah.  Yeah.

Jussi Koskinen: – even on the earlier and what is new that is happening.

Kari Kauniskangas: Yeah, as I said, especially in Business Premises and Infra, that models to operate are now clearly improving.  This alliance model is a good example on improved way to operate with the client.  And now the ideas that we’re utilising in those projects, we are bringing those also to other projects on other ways.  And actually, it’s quite a huge task to improve the skills of our employees to learn to utilise these new ways of practices to improve the cooperation between the parties on the site.  And, of course, when we are boosting the construction speed, it brings you new challenges, like humidity and this kind of things, which you have to take seriously.  And you need more skills and knowledge on those topics to be able to take those steps.

So actually, the world is going further.  So, 10 to 15 years ago, we had also need to ensure the competencies in certain areas, but now, we need new competencies.  And one important area, of course, is how people are able to utilise the digitalised tools.  It’s not so easy if you haven’t learned to do everything by Excel or even with paper.  And that’s a huge task for us to teach and educate people, and not only teach but get them to notice the idea so that they can utilise it in their own work.  It’s not only teaching but involving people to those things.

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Jussi Koskinen: Then this site efficiency, I suppose it means construction site efficiency.

Kari Kauniskangas: Yes.

Jussi Koskinen: So what you are planning to do differently there?

Kari Kauniskangas: And we are moving construction works from the site to factories.  It moves – it changed the ways of how we operate.  Secondly, when we take in the use of digital tools, many things that we are doing at the moment manually are changed.

A good example of what we have done is the introduction to the sites.  During the construction project, there are huge amounts of people visiting on the site and everyone has to be introduced to the site.  Now we have taken into use digital tools so that people are already, before they go there, done their homework and the time needed for introduction on the site is clearly shortened out than it has been earlier.  According to our calculation, we saved 20 man-years by taking into use this digitalised process of site introduction.

Jussi Koskinen: Thank you.  And then coming to those annual volumes in Finland.  If I remember right, this forecast for – I mean long-term forecast was around 30,000 apartments per year.  And now, if you’re in 45,000 level is the right assumption, then that, at some day, we go a level of 20,000 if, let’s say, average stays in forecast of the level –

Kari Kauniskangas: I think it’s good to remember that during the last three or four years, the production volumes were clearly above – or clearly below the target level.  So, I think now, we are somehow getting back on the track.  And that’s the approach at least that we have at the moment.

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Jussi Koskinen: Okay.  That’s all.  Thanks.

Hjalmar Ahlberg: Thank you. Hjalmar Ahlberg, Kepler Cheuvreux.  About the renovation business, you said this was €100 million and you target to double it in 2019.  How firm is this target?  And can you say anything about profitability in this versus business and premises in general?

Kari Kauniskangas: We have four areas where we are developing our activities and we are creating concepts.  And that’s true, that the target is to double the revenue by the end of ‘19.  And I think it’s a relevant target, but we have to proceed in all areas.  If you looked at the development of old premises, especially if you are able to utilise this Partnership Properties business model, the capital efficiency is quite high and the profitability can be quite high.  Also, when you are able to concept your business, it’s always improved the profitability compared that you are doing according to designs that someone else has done.

Hjalmar Ahlberg: Okay.  And then just one more maybe on the authorities - this further investigation is there any area where you see there’s risk that they will oppose the merger, where’s the risk of competition being decreased or so?

Kari Kauniskangas: I let the competition authorities to make their work carefully.  But, of course, when we consider this merger, we created also our own view to the deal and we don’t see that there are big, or areas where our share could be too high.

Hjalmar Ahlberg: Okay.  Thank you.

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Hanna Jaakkola: I have one question from online.  You’ve touched already, but I still ask it.  How big discounts are you giving to customers in Russian housing?

Kari Kauniskangas: First of all, the sales practices in Russia differs from Finland.  For instance, if a client is paying a 100% payment immediately when he is or she is making the contract or is using mortgage, he gets some discount, which is already beforehand announced, and it’s a public figure.  So, maybe this gives some idea that the sale structure there and the discounts differs that the impact is not similar than what we have in Finland.  Also, in our forecasting methods and pricing methods, this way to sell apartment in Russia has been taken into account and the impact is not as big.

Hanna Jaakkola: Good.  Thank you.

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

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It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

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